Calgary, Alberta

November 7, 2008

NEWS RELEASE:

Paramount Resources Ltd.

Financial and Operating Results

For The Three and Nine Months Ended September 30, 2008

Paramount Resources Ltd. (TSX:  POU) ("Paramount" or the "Company") announces its financial and operating results for the three and nine months ended September 30, 2008.

FINANCIAL AND OPERATING HIGHLIGHTS (1)
($ millions, except as noted)
	Three Months Ended			Nine Months Ended
	Sept. 30 2008	June 30 2008	Change %	Sept. 30 2008	Sept. 30 2007	Change %
Financial
Petroleum and natural gas sales	83.5	102.9	(19)	263.4	221.6	19
Funds flow from operations (2)	40.9	46.3	(12)	111.4	77.7	43
Per share – diluted ($/share)	0.60	0.68	(12)	1.64	1.09	50
Net earnings (loss)	103.9	(31.9)	426	33.9	572.8	(94)
Per share – diluted ($/share)	1.53	(0.47)	426	0.50	8.04	(94)
Capital expenditures(3)	33.1	10.5	215	107.7	197.0	(45)
Investments (4)	354.8	467.7	(24)	354.8	340.0	4
Total assets	1,259.8	1,193.6	6	1,259.8	1,484.0	(15)
Net debt (5)	61.0	48.0	27	61.0	(95.4)	164
Common shares outstanding (thousands)	67,749	67,739	-	67,749	69,037	(2)

Operating
Sales volumes:
Natural gas (MMcf/d)	57.3	67.7	(15)	63.6	82.3	(23)
Oil and NGLs (Bbl/d)	3,657	3,611	1	3,693	3,707	-
Total (Boe/d)	13,206	14,895	(11)	14,288	17,422	(18)
Gas weighting	72%	76%	(4)	74%	79%	(5)
Total wells drilled (gross)	18	8	125	54	144	(63)

(1)

Readers are referred to the advisories concerning non-GAAP measures and barrels of oil equivalent conversions under the heading “Advisories” in this document.

(2)

The nine months ended September 30, 2007 have been reclassified by $4.9 million for a foreign exchange collar settlement to conform to the current year presentation.

(3)

Exploration and development capital expenditures only.

(4)

Based on the period-end closing prices of publicly traded enterprises and book value of the remaining investments.

(5)

Net debt, a non-GAAP measure, excludes risk management assets and liabilities and stock-based compensation liabilities. Prior period comparative amounts have been restated to conform to the current year presentation.

Third Quarter Overview

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Funds flow from operations were $40.9 million in the third quarter, a decrease of $5.4 million from the second quarter and included the impacts of lower realized commodity prices and lower production offset by lower payments on commodity contract settlements.

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Net earnings were $103.9 million in the third quarter compared to a net loss of $31.9 million for the second quarter. Current quarter pre-tax earnings included $91.5 million of mark-to-market gains on commodity contracts and stock based compensation recoveries.

Principal Properties

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Third quarter netback decreased by $13.0 million from the second quarter to $54.8 million, largely due to lower realized commodity prices and lower production partially offset by lower royalties and operating expenses.

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Kaybob started drilling the first of two wells of a four well pad in Resthaven.  Production from the first two wells is expected during the first quarter of 2009 with the remaining wells to be drilled during the winter 2009/2010 drilling season. Kaybob also applied for regulatory approval to drill up to four wells per section on an incremental 37 land sections, in addition to the 62 sections approved earlier this year.

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Grande Prairie’s waterflood regulatory hearings have concluded and a decision is expected in the first quarter of 2009.

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Drilled three (2.3 net) wells in the United States, furthering Southern’s light oil program.

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The initial bidding period closed for the Northern properties and no acceptable bids were received. The formal sales process is now closed, however, Paramount will continue to consider offers for the properties.

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Continued to dispose of non-core assets recognizing a gain of $9.6 million.

Strategic Investments

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Commenced construction of a third drilling rig, expected to be in service in 2009.

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Invested $12.3 million in 22.4 million shares of MGM Energy pursuant to MGM Energy’s July public offering, maintaining a 16.7 percent equity interest.

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Increased ownership in Trilogy to 22.1 percent at September 30, 2008, through continued participation in Trilogy’s distribution reinvestment plan and indirectly as a result of Trilogy’s normal course issuer bid unit purchases.

Corporate

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Interest and financing charges for the nine months ended September 30, 2008 decreased to $7.4 million from $28.6 million for the prior year comparable period on lower average debt levels.

OUTLOOK UPDATE

Paramount projects annual average production of 14,000 Boe/d for 2008, a decrease of 1,250 Boe/d from original guidance of 15,250 Boe/d. This decrease is primarily the result of lower than anticipated production in the United States due to delays in bringing on production from Bakken wells and lower than expected production rates on wells in the Birdbear formation, and because of delays in obtaining regulatory approval for waterflood at Crooked Creek in Grande Prairie.

During the quarter, Paramount’s 2008 exploration and development budget was increased to $170 million from $150 million primarily to fund cost increases and Paramount increasing its working interest share of existing projects in Southern. Capital spending for the remainder of the year will be directed at the North Dakota oil program, Kaybob, and to a lesser extent Grande Prairie.

SUBSEQUENT EVENTS

Commodity Contracts

Paramount settled the following commodity sales contracts subsequent to September 30, 2008:

Commodity	Notional/Quantity	Price	Original Term	Payment Received
Gas - NYMEX	10,000 MMbtu/d	Fixed - US$10.03/MMbtu	November 2008 - March 2009	US$4.8 million
Crude - WTI	1,000 Bbl/d	Fixed - US$133.65/Bbl	January 2009 - December 2009	US$19.5 million

In addition, Paramount entered into the following commodity purchase contracts:

Commodity	Notional/Quantity	Price	Remaining Term
Gas - NYMEX	(10,000) MMbtu/d	Fixed - US$6.63/MMbtu	November 2008 - March 2009
Crude - WTI	(2,000) Bbl/d	Fixed - US$74.63/Bbl	November 2008 - December 2008

As a result of the transactions subsequent to September 30, 2008, Paramount had the following financial commodity contracts at October 31, 2008:

Commodity	Notional/Quantity	Price	Remaining Term
Gas - NYMEX	10,000 MMbtu/d	Fixed - US$9.94/MMbtu	November 2008 - March 2009
Gas - NYMEX	(10,000) MMbtu/d	Fixed - US$6.63/MMbtu	November 2008 - March 2009
Gas - AECO	20,000 GJ/d	Fixed - CAD $9.50/GJ	November 2008 - March 2009
Crude - WTI	2,000 Bbl/d	Fixed - US$90.40/Bbl	November 2008 - December 2008
Crude - WTI	(2,000) Bbl/d	Fixed - US$74.63/Bbl	November 2008 - December 2008

Hoole Evaluation

Paramount announced the results of the initial independent evaluation of its 100 percent-owned in-situ oil sands leases covering approximately 48 contiguous sections (30,680 acres) in the Hoole area in the western portion of the Athabasca Oil Sands region. The independent evaluation results included a best estimate (50% probability) of approximately 458 million barrels of contingent bitumen resources within the Grand Rapids formation having a pre-tax net present value of $585 million using a discount rate of 10 percent.

Paramount has drilled seven oil sands evaluation wells at Hoole over the past five years to evaluate the Wabiskaw and Grand Rapids formations. In connection with the independent evaluation, over 190 other wells, located on Paramount's acreage and third party oil sands acreage analogous to Paramount’s, were examined to evaluate the reservoir formation and bitumen recovery. Paramount plans to drill an additional 15 oil sands evaluation wells during the first half of 2009 to further delineate the reservoir and contingent bitumen resources in the Grand Rapids formation. The Company anticipates the additional drilling will result in material increases to contingent bitumen resource estimates.

Credit Facility

Paramount’s banking syndicate completed its interim review of the Company’s credit facility and revised both the gross and net borrowing base to $148.6 million from $150 million. The banking syndicate’s commitment of $125 million remains unchanged.

ADDITIONAL INFORMATION

A copy of Paramount’s complete results for the three and nine months ended September 30, 2008, including Management’s Discussion and Analysis and Unaudited Interim Consolidated Financial Statements can be obtained at http://media3.marketwire.com/docs/1107pou.pdf. This report will also be made available through Paramount’s website at www.paramountres.com and SEDAR at www.sedar.com .

ABOUT PARAMOUNT

Paramount is a Canadian oil and natural gas exploration, development and production company with operations focused in Western Canada.  Paramount's common shares are listed on the Toronto Stock Exchange under the symbol "POU".

ADVISORIES

NON-GAAP MEASURES

In this document, Paramount uses the term "funds flow from operations", “funds flow from operations per share - diluted” and “net debt”, collectively the “Non-GAAP measures”, as indicators of Paramount's financial performance.  The Non-GAAP measures do not have standardized meanings prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures presented by other issuers. “Funds flow from operations” is commonly used in the oil and gas industry to assist management and investors in measuring the Company’s ability to finance capital programs and meet financial obligations, and refers to cash flows from operating activities before net changes in operating working capital.  “Funds flow from operations” includes distributions and dividends received on securities held by Paramount. The most directly comparable measure to “funds flow from operations” calculated in accordance with GAAP is cash flows from operating activities.  “Funds flow from operations” can be reconciled to cash flows from operating activities by adding (deducting) the net change in operating working capital as shown in the consolidated statements of cash flows.  “Net debt” is defined as debt plus working capital excluding risk management assets and liabilities and stock based compensation liabilities. The calculation of net debt has been changed to exclude risk management assets and liabilities and stock based compensation liabilities because both are highly volatile and are settled in future periods. Management of Paramount believes that the Non-GAAP measures provide useful information to investors as indicative measures of performance.

Investors are cautioned that the Non-GAAP Measures should not be considered in isolation or construed as alternatives to their most directly comparable measure calculated in accordance with GAAP, as set forth above, or other measures of financial performance calculated in accordance with GAAP.

FORWARD-LOOKING INFORMATION

Certain statements included in this document constitute forward-looking statements or information under applicable securities legislation. Forward-looking statements or information typically contain statements with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “estimate”, “propose”, or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements or information in this document include, but are not limited to: expected 2008 annual production and exploration and development expenditures, business strategies and objectives, capital expenditures, reserve quantities and the undiscounted and discounted present value of future net revenues from such reserves, management’s expectation that additional drilling will result in material increases to contingent bitumen resources; estimates to contingent bitumen resources and the pre-tax net present value thereof, anticipated tax liabilities, future production levels, exploration and development plans and the timing thereof, abandonment and reclamation plans and costs, acquisition and disposition plans, operating and other costs and royalty rates.

Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect.  The following assumptions have been made, in addition to any other assumptions identified in this document:

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the ability of Paramount to obtain required capital to finance its exploration, development and operations;

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the ability of Paramount to obtain equipment, services and supplies in a timely manner to carry out its activities;

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the ability of Paramount to market its oil and natural gas successfully to current and new customers;

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the timing and costs of pipeline and storage facility construction and expansion and the ability of Paramount to secure adequate product transportation;

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the ability of Paramount and its industry partners to obtain drilling success consistent with expectations;

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the timely receipt of required regulatory approvals;

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currency, exchange and interest rates; and

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future oil and gas prices.

Although Paramount believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Paramount can give no assurance that such expectations will prove to be correct.  Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Paramount and described in the forward-looking statements or information.  These risks and uncertainties include but are not limited to:

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the ability of Paramount’s management to execute its business plan;

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the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand for oil and gas;

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the ability of Paramount to obtain required capital to finance its exploration, development and operations and the adequacy and costs of such capital;

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fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;

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risks and uncertainties involving the geology of oil and gas deposits;

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risks inherent in Paramount's marketing operations, including credit risk;

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the uncertainty of reserves estimates and reserves life;

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the value and liquidity of Paramount’s investments in other entities and the returns on such investments;

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the uncertainty of estimates and projections relating to exploration and development costs and expenses;

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the uncertainty of estimates and projections relating to future production and the results of exploration, development and drilling;

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potential delays or changes in plans with respect to exploration or development projects or capital expenditures;

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the availability of future growth prospects and Paramount’s expected financial requirements;

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Paramount’s ability to obtain equipment, services, supplies and personnel in a timely manner to carry out its activities;

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Paramount's ability to enter into or continue leases;

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health, safety and environmental risks;

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Paramount's ability to secure adequate product transportation and storage;

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imprecision in estimates of product sales and the anticipated revenues from such sales;

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the ability of Paramount to add production and reserves through development and exploration activities;

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weather conditions;

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the possibility that government laws, regulations or policies may change or governmental approvals may be delayed or withheld;

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uncertainty in amounts and timing of royalty payments and changes to royalty regimes and government regulations regarding royalty payments;

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changes in taxation laws and regulations and the interpretation thereof;

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changes in environmental laws and regulations and the interpretation thereof;

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the cost of future abandonment activities and site restoration;

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the ability to obtain necessary regulatory approvals;

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risks associated with existing and potential future law suits and regulatory actions against Paramount;

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uncertainty regarding aboriginal land claims and co-existing with local populations;

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loss of the services of any of Paramount’s executive officers or key employees;

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the impact of market competition;

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general economic and business conditions; and

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other risks and uncertainties described elsewhere in this document or in Paramount's other filings with Canadian securities authorities and the United States Securities and Exchange Commission.

The forward-looking statements or information contained in this news release are made as of the date hereof and Paramount undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

OIL AND GAS ADVISORY

This news release contains disclosure expressed as “Boe” and “Boe/d” All oil and natural gas equivalency volumes have been derived using the ratio of six thousand cubic feet of natural gas to one barrel of oil. Equivalency measures may be misleading, particularly if used in isolation. A conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the well head.

Contingent resources are those quantities of bitumen estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but are classified as a resource rather than a reserve due to one or more contingencies, such as the absence of regulatory approvals, detailed design estimates or near term development plans.

For further information, please contact:

Paramount Resources Ltd.

J.H.T. (Jim) Riddell, President and Chief Operating Officer

B.K. (Bernie) Lee, Chief Financial Officer

Phone: (403) 290-3600

Fax: (403) 262-7994